EXHIBIT 11
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                       CHASE PREFERRED CAPITAL CORPORATION
                       Computation of net income per share
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Net income for basic and fully diluted earnings per share is computed by subtracting from the applicable earnings the dividend requirements on preferred stock to arrive at earnings applicable to common stock and dividing this amount by the weighted average number of common shares outstanding during the period.

                                                  For the Year     For the Year
(in thousands, except shares outstanding):       Ended 12/31/99   Ended 12/31/98
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Earnings:

Net income                                        $     70,127      $  76,559
Less:  preferred stock dividend requirements            44,550         44,550
                                                  ------------      ---------

Net income applicable to common stock             $     25,577      $  32,009
                                                  ============      =========

Shares:

Average common shares outstanding (a)                        1              1
Basic and fully diluted net income
     per share:(a)                                $     25,577      $  32,009
                                                  ============      =========
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(a)  All common share and per share amounts have been restated to reflect the change, effected on December 29, 1998, of the Company's outstanding Common Stock from 572,500 shares, par value $300 per share, to one share, par value $171,750,000 per share.


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